EXHIBIT 8.1

Law Offices
Silver, Freedman & Taff, L.L.P.
A Limited Liability Partnership Including Professional Corporations
TELECOPIER NUMBER (202) 337-5502	1700 WISCONSIN AVENUE, N.W. WASHINGTON, D.C. 20007 (202) 295-4500 WWW.SFTLAW.COM	WRITER'S DIRECT DIAL # (202) 295-4503

June 30, 2006

Board of Directors
Citizens Community MHC
Citizens Community Bancorp
Citizens Community Federal
2174 EastRidge Center
Eau Claire, Wisconsin 54701

Ladies and Gentlemen:

              You have asked our opinion regarding certain federal income tax consequences of the proposed transactions (collectively, the "Conversion and Reorganization"), more fully described below, pursuant to which Citizens Community MHC ("MHC") will convert to the stock form of organization and Citizens Community Bancorp, Inc., a Maryland Corporation, ("Holding Company') will become the owner of 100 percent of the stock of Citizens Community Federal, a federal stock savings association ("Savings Association"). We are rendering this opinion pursuant to Section 22 of the Plan of Conversion and Reorganization (the "Plan") adopted by the Board of Directors of MHC, Savings Association and Citizens Community Bancorp, a federally chartered stock corporation that currently owns 100 percent of the stock of the Savings Association, ("Mid-Tier Company") on April 20, 2006. All capitalized terms used but not defined in this letter shall have the meanings assigned to them in the Plan.

              The Conversion and Reorganization will be effected, pursuant to the Plan, as follows:
1.	Savings Association will form Holding Company as a first tier subsidiary.
2.	Holding Company will form Interim Three, a federal interim stock savings bank, as a first tier subsidiary.
3.	MHC will convert to Interim Two, a federal interim stock savings bank.
4.	Mid-Tier Company will convert to Interim One, a federal interim stock savings bank, and simultaneously merge with and into the Savings Association (the "Mid-Tier Merger"). In the Mid-Tier Merger, Interim Two (formerly MHC) will receive, and the Minority Stockholders shall constructively receive, in each case in exchange for their shares of Interim One common stock (i.e. Mid-Tier Company Common Stock), shares of common stock in the Savings Association, representing identical ownership to their previous ownership of Interim One (formerly Mid-Tier Company). All shares of Mid-Tier Common Stock owned by Interim Two (formerly MHC) will be, and all shares of Mid-Tier Common Stock owned by the Minority Stockholders shall be deemed to be, extinguished in the Mid-Tier Merger.

June 30, 2006

5.	Interim Two (formerly MHC) will merge with and into Savings Association (the "MHC Merger"). In the MHC Merger, the shares of Savings Association common stock held by Interim Two (formerly MHC) will be cancelled in exchange for interests granted to Eligible Account Holders and Supplemental Account Holders in the liquidation account to be established by Savings Association pursuant to Section 15 of the Plan.

6.	Interim Three will merger with and into Savings Association (the "Holding Company Merger"). In the Holding Company Merger, (a) Savings Association common stock constructively received by the Minority Stockholders in the Mid-Tier Merger will be converted into shares of Holding Company Common Stock (and cash in lieu of any fractional share interest) based upon the Exchange Ratio, which is designed to assure that the Minority Stockholders will own in the aggregate after completion of the Conversion and Reorganization the same percentage of Holding Common Stock as the percentage of Mid-Tier Company Common Stock owned by them immediately prior to the Mid-Tier Merger, and before giving effect to: (1) cash paid in lieu of any fractional shares of Holding Company Common Stock, and (ii) shares of Common Stock purchased by Minority Stockholders in the Offerings; and (b) Interim Three common stock held by Holding Company will be converted into shares of common stock of Savings Association, resulting in Holding Company owning 100 percent of the stock of Savings Association.

7.	Holding Company will issue Common Stock in the Offerings.

              In connection with the opinions expressed below, we have examined and relied upon originals, or copies certified or otherwise identified to our satisfaction, of the Plan, the Prospectus, in the form to be initially filed with the SEC, and of such corporate records of the Primary Parties as we have deemed appropriate. We have also relied, without independent verification, upon the factual representations of the Primary Parties included in a Tax Representation Letter dated June 30, 2006. We have assumed that such representations are true and that the Primary Parties as well as Interim Three will act in accordance with the Plan, and that the Plan and all documents entered into to effect the transactions contemplated by the Plan have been duly adopted or approved by all required action and that each of the mergers described above will be consummated as a statutory merger resulting in the consequences described above. We express no opinion concerning the effects, if any, of variations from the foregoing.

              In issuing the opinions set forth below, we have referred solely to existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed Treasury Regulations thereunder, current administrative rulings, notices, procedures and court decisions. Such laws, regulations, administrative rulings, notices and procedures and court decisions are subject to change at any time. Any such change could affect the continuing validity of the opinions set forth below. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change after the date hereof.

June 30, 2006

              Based upon and subject to the foregoing, it is our opinion for federal income tax purposes, as follows:

1.	The conversion of MHC from a federal mutual holding company to a federal interim stock savings institution will qualify as a "reorganization" under Section 368(a)(1)(F) of the Code, and no gain or loss will be reorganized by MHC or Interim Two by reason of such conversion.

2.	The conversion of Mid-Tier Company from a federal stock holding company to a federal interim stock savings institution will qualify as a "reorganization" under Section 368(a)(1)(F) of the Code, and no gain or loss will be recognized by Mid-Tier Company or Interim One by reason of such conversion.

3.	Each of the Mid-Tier Merger and MHC Merger will qualify as a "reorganization" under Section 368(a)(1)(A) of the Code; Interim One (formerly Mid-Tier Company) or Interim Two (formerly MHC), as applicable, and Savings Association will be a party to a "reorganization" as described in Section 368(b) of the Code; and no gain or loss will be recognized by any party to the Mid-Tier Merger or the MHC Merger or any of their respective stockholders and equity holders by reason of such merger, including the receipt of an interest in the liquidation account of Savings Association by Eligible Account Holders and Supplemented Eligible Account Holders.

4.	The Holding Company Merger will qualify as a "reorganization" under 368(a)(1)(A) of the Code by virtue of Section 368(a)(2)(E) of the Code; each of Interim Three, Savings Association and Holding Company will be a party to a "reorganization" as described in Section 368(b) of the Code; and no gain or loss will be recognized by Interim Three, Savings Association, Holding Company, or the Minority Stockholder by reason of such merger.

5.	Each Minority Stockholder's aggregate tax basis in the shares of Holding Company Common Stock received in the Holding Company Merger will be the same as the aggregate tax basis of his shares of Mid-Tier Company Stock constructively surrendered and exchanged in the Mid-Tier Merger, before giving effect to any payment of cash in lieu of a fractional share interest in Holding Company Stock.

6.	No income will be recognized by Holding Company on the distribution of Subscription Rights unless the issuance of the Subscription Rights results in gain to recipients thereof. It is more likely than not that no income will be recognized by Holding Company on the distribution of Subscription Rights.

7.	It is more likely than not that the fair market value of the Subscription Rights is zero. Thus, it is more likely than not that no gain will be recognized by Eligible Account Holders, Supplemental Account Holders or other Members upon their receipt of Subscription Rights. Gain, if any, realized by the aforesaid account holders and members will not exceed the fair market value of the Subscription Rights received. If gain is recognized by account holders and members upon the distribution to them of Subscription Rights, the Holding Company could also recognize income on the distribution of Subscription Rights. No gain will be recognized by the recipients of Subscription Rights or Holding Company upon the exercise of Subscription Rights.

June 30, 2006

8.	No gain will be recognized by Holding Company upon the issuance of Common Stock in exchange for cash in the Offerings.
9.	The holding period for shares of Common Stock purchased pursuant to the exercise of Subscription Rights shall begin on the date of completion of the Offerings; and the holding period for other shares of Common Stock purchased in the Offerings will begin on the date of purchase.

               Our opinions in paragraphs 6 and 7 are based upon the conclusion that the Subscription Rights have a fair market value of zero, which is supported by the letter issued to you by RP Financial, LC. dated June 16, 2006 in connection with the Offerings. Independent of the letter referred to in the preceding sentence, we believe that the Subscription Rights do not have any market value because they are granted without cost to recipients, are non-transferable, of short duration, and only entitle recipients to purchase Common Stock at the same price to be paid by the general public in the Community Offering or Public Offering. Although the Internal Revenue Service will not issue rulings on whether the Subscription Rights have a market value, we are not aware of the Internal Revenue Service claiming or asserting in any similar transaction that subscription rights of the type described above have any market value. Since there are no definitive judicial or administrative precedents or official Internal Revenue Service or Treasury position or guidance on this matter, our opinions in paragraphs 6 and 7 are reasoned conclusions instead of absolute conclusions. More likely than not means that there is a greater than fifty percent likelihood that our conclusions are correct.

              We hereby consent to the filing of this opinion as an exhibit to Holding Company's regulatory filings and applications seeking approval of the stock issuance from the OTS and to Holding Company's Registration Statement on Form SB-2 as filed with the SEC.

Sincerely, SILVER, FREEDMAN & TAFF, L.L.P.
BY:	/s/ Barry P. Taff